UNITED STATES
		   SECURITIES AND EXCHANGE COMMISSION
			  Washington, D.C.  20549



			       SCHEDULE 13D

		 Under the Securities Exchange Act of 1934
			    (Amendment No. 13)*



			 Magellan Technology, Inc.
----------------------------------------------------------------------------
			     (Name of Issuer)


			Common Stock, $0.0001 Par Value
----------------------------------------------------------------------------
			(Title of Class of Securities)






				 559092-30-9
			    --------------------
			       (CUSIP Number)



			    Richard G. Brown, Esq.
		    Kimball, Parr, Waddoups, Brown & Gee
				P.O. Box 11019
			  Salt Lake City, UT 84147
				(801) 532-7840
----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
			     and Communications)


			      November 1, 1994
	  -------------------------------------------------------
	  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



			      Page 1 of 8                SEC 1746 (12-91)

			      SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 2 of 8 Pages

1       NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	William A. Fresh (S.S. ####-##-####)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
								     (b)  [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*

	PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

		  7     SOLE VOTING POWER

			1,005,117 (which includes currently exercisable
 NUMBER OF              Warrants to purchase 216,668 shares)
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH                 166,667
REPORTING
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

			1,005,117 (which includes currently exercisable Warrants to purchase 216,668 shares)

		 10     SHARED DISPOSITIVE POWER

			166,667

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,171,784 (which includes currently exercisable Warrants to purchase 216,668 shares)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	41.7%

14      TYPE OF REPORTING PERSON*

	IN


		   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

				SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 3 of 8 Pages

1       NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	WAF Investment Company

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
								     (b)  [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*

	N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

	Utah

		  7     SOLE VOTING POWER

 NUMBER OF              -0-
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH                 166,667
REPORTING
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

			-0-

		 10     SHARED DISPOSITIVE POWER

			166,667

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	166,667

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.4%

14      TYPE OF REPORTING PERSON*

	PN


		   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

				SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 4 of 8 Pages

    This Amendment No. 13 to the Schedule 13D of William A. Fresh and WAF Investment Company amends and supplements, and should be read in conjunction with, the Schedule 13D filed on October 1, 1992, Amendment No. 1 thereto filed on December 9, 1992, Amendment No. 2 thereto filed on February 9, 1993, Amendment Nos. 3, 4, 5, 6, 7, 8 and 9 thereto filed on May 24, 1994, Amendment No. 10 thereto filed on October 5, 1994, and Amendment Nos. 11 and 12 thereto filed on February 21, 1997.

Item 1.  Security and Issuer

    No change.


Item 2.  Identity and Background

    No change.


Item 3.  Source and Amount of Funds or Other Consideration

    Item 3 is hereby amended and restated as follows:

	 On November 1, 1994, Fresh used personal funds to acquire from the Issuer 150,000 shares of the Common Stock at a purchase price of $.10/share.


Item 4.  Purpose of Transaction

    No change.


Item 5.  Interest in Securities of the Issuer

    Item 5 is hereby amended and restated as follows:

	 (a) As of November 1, 1994, Fresh had beneficial ownership of 1,171,784 shares of the Common Stock, which (i) included 216,668 shares underlying then exercisable warrants, and (ii) represented 41.7% of the outstanding shares of the Common Stock. Of these 1,171,784 shares, WAF and R. Fresh, as a general partner of WAF, had beneficial ownership of 166,667 shares of the Common Stock, which represented 6.4% of the outstanding shares of the Common Stock.

	 (b) As of November 1, 1994, Fresh had sole power to vote, direct the vote, dispose of or direct the disposition of 1,005,117 shares of the Common Stock, which included the shares underlying the warrants. The Reporting Persons and R. Fresh, as a general partner of WAF, shared power to vote, direct the vote, dispose of or direct the disposition of 166,667 shares of the Common Stock.

	 (c) On November 1, 1994, Fresh acquired from the Issuer 150,000 shares of the Common Stock at a price of $.10/share.

	 (d) The Reporting Persons and R. Fresh, as a general partner of WAF, are the only persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially held by them.

	 (e)  Not applicable.

				SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 5 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	 No change.


Item 7.  Material to Be Filed as Exhibits

	 Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement as required by Rule 13d 1(f) under the Securities Exchange Act of 1934.

				SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 6 of 8 Pages

				 SIGNATURE

	 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

				       FRESH:



	 February 10, 1997                        /s/ WILLIAM A. FRESH
   ---------------------------           ---------------------------------
	       Date                               William A. Fresh


				       WAF:

				       WAF Investment Company, a Utah
				       limited partnership


	 February 10, 1997             By:        /s/ WILLIAM A. FRESH
   ---------------------------           ---------------------------------
	       Date                      William A. Fresh, General Partner

				SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 7 of 8 Pages

			     INDEX TO EXHIBITS



Exhibit                 Description
---------------   ------------------------------------------

A Written agreement relating to the filing of a joint statement as required by Rule 13d 1(f) under the Securities Exchange Act of 1934.

				SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 8 of 8 Pages

			    EXHIBIT A


			    AGREEMENT

    The undersigned agree that this Amendment No. 13 to Schedule 13D relating to equity securities of Magellan Technology, Inc. shall be filed on behalf of the undersigned.



				       FRESH:



	 February 10, 1997                        /s/ WILLIAM A. FRESH
   ---------------------------           ---------------------------------
	       Date                               William A. Fresh


				       WAF:

				       WAF Investment Company, a Utah
				       limited partnership


	 February 10, 1997             By:        /s/ WILLIAM A. FRESH
   ---------------------------           ---------------------------------
	       Date                      William A. Fresh, General Partner